Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 23, 2018 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 6, 2018. All of the Company’s twelve directors attended the Meeting. The following directors attended the meeting in person: Yang Mingsheng, chairman and executive director of the Company, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Yuan Changqing, Liu Huimin, Yin Zhaojun and Su Hengxuan, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike and Tang Xin, independent non-executive directors of the Company. Leung Oi-Sie Elsie, an independent non-executive director of the Company, attended the Meeting by means of telecommunication. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Nominating Mr. Jia Yuzeng as Chief Risk Officer of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Mr. Jia Yuzeng.

Voting result: 12 for, 0 against, with no abstention

2.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2018

The Board passed the Proposal regarding the Interim Financial Reports for the First Half of 2018, which include the financial statements for the first half of 2018 prepared in accordance with PRC GAAP, the financial statements for the first half of 2018 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2018. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2018. Please refer to a separate announcement filed on the same date of this announcement for further details with respect to the changes in accounting estimates.

Commission File Number 001-31914

Voting result: 12 for, 0 against, with no abstention

3.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2018 and the H Shares Interim Report of the Company for the First Half of 2018

Voting result: 12 for, 0 against, with no abstention

4.

The Proposal regarding the Performance Evaluation Results of the Company’s Senior Management Personnel for the Year of 2017 and the Performance Target Contracts of the Company’s Senior Management Personnel for the Year of 2018

Voting result: 12 for, 0 against, with no abstention

5.	The Proposal regarding the Compensation of the Company’s Directors and Supervisors for the Year of 2017

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit this proposal to the shareholders meeting of the Company for approval.

Voting result: 12 for, 0 against, with no abstention

6.	The Proposal regarding the Compensation of the Company’s Senior Management Personnel for the Year of 2017

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 12 for, 0 against, with no abstention

7.	The Proposal regarding the Amendments to the Administration Measures for Compensation of the Company’s Directors, Supervisors and Senior Management Personnel

Voting result: 12 for, 0 against, with no abstention

8.	The Proposal regarding the Amendments to the Administration Measures for Anti-Insurance Fraud of the Company

Voting result: 12 for, 0 against, with no abstention

9.	The Proposal regarding the 2018 Interim Solvency Report of the Company

Voting result: 12 for, 0 against, with no abstention

10.	The Proposal regarding the Lease by China Life Investment Holding Company Limited of the Hotel Part of the Company’s Qianjiang New City Project

This transaction constitutes a major related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

Commission File Number 001-31914

11.	The Proposal regarding the Company’s Investment in Project Xu Ri

Affiliated directors, including Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for further details.

Voting result: 7 for, 0 against, with no abstention

12.	The Proposal regarding the Company’s Entrustment to China Life Pension Company Limited for Investment Management of Insurance Funds

The transaction constitutes a major related party transaction under the rules of China Banking and Insurance Regulatory Commission. Affiliated directors, including Mr. Lin Dairen and Mr. Yuan Changqing, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 10 for, 0 against, with no abstention

13.	The Proposal regarding the Task Performance and Evaluation Results of the Company for the Year of 2017

Voting result: 12 for, 0 against, with no abstention

14.	The Proposal regarding the Actuarial Report of the Company for the year of 2017

Voting result: 12 for, 0 against, with no abstention

15.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2018

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 23, 2018

Commission File Number 001-31914

ANNEX

Biography of Mr. Jia Yuzeng

Mr. Jia Yuzeng, born in 1962, is the Head of the Company’s Trade Union. He served as the Vice President and Board Secretary of China Life Pension Company Limited from February 2013 to March 2018. From 2006 to 2013, he served as the General Manager of the Human Resources Department, Assistant to President and Board Secretary of China Life Pension Company Limited. From 2004 to 2006, he served as the General Manager of the Working Department of the Company’s Trade Union and the Executive Deputy Director of the Company’s Trade Union. From 1998 to 2004, he served as the Principal Staff and Secretary (deputy department director level) of the General Office of the Ministry of Supervision, the Deputy Director (in charge of work) of the Minister’s Office of the Comprehensive Supervisory Office of the Supervision Department of the CPC Central Discipline Inspection Commission, and the Inspector (department director level), Supervisor, Inspector (deputy director level) and Special Supervisor of the General Office of the CPC Central Discipline Inspection Commission. Mr. Jia graduated in 2003 from the Open University of Hong Kong with an MBA degree, majoring in business administration.